Suite 1120, Cathedral Place

925 West Georgia Street
Vancouver, British Columbia
Canada  V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 7 - 2011

March 16, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2010 FINANCIAL RESULTS

Aurizon Mines Ltd. (TSX - ARZ; NYSE Amex - AZK) is pleased to announce its financial results for the year ended December 31, 2010. All dollar amounts are in Canadian dollars unless otherwise stated.

HIGHLIGHTS

Fourth Quarter highlights

•

Cash flow from operations of $17.4 million.

•

Gold production of 37,496 ounces.

•

Net earnings of $6.2 million, or $0.04 per share.

•

Total cash costs of US$531 per ounce(1).

2010 Annual Financial Highlights

•

Record revenues of $179 million.

•

Net earnings of $16 million, or $0.10 per share, and adjusted net earnings of $10 million(1), or $0.06 per share were impacted by a significant increase in exploration and feasibility activities.

•

Cash flow from operating activities of $50.2 million, 30% lower than 2009, impacted by lower earnings and increases in non-cash working capital items.

•

Operating profit margin per ounce increased 18% to US$604, due to higher realized gold prices.(1)

•

Working capital of $149 million, including $139 million cash, and no debt.

•

No remaining gold derivative hedges.

2010 Annual Operational Highlights

•

Gold production of 141,116 ounces compared to 159,261 ounces in 2009, primarily due to anticipated sequencing of lower grade ore.

•

Ore throughput increased 5% to 722,745 tonnes compared to 2009.

•

Total cash costs of US$541 per ounce, 35% higher than 2009, due to lower ore grades, lower mill recoveries, and a stronger Canadian dollar.

•

Casa Berardi mine life extended from six years to ten years.

•

An increase of 44% in Casa Berardi mineral reserves to 1,457,000 ounces of gold.

•

Joanna mineral resources in the area of the Hosco pit increased by 35%.

(1) See non-GAAP measures on pages 4 and 5.

“2010 was both challenging and exciting for Aurizon.” said David Hall, President and Chief Executive Officer. “Challenging, as we worked our way through a low grade area of the Casa Berardi mine with a short-term, adverse impact on operating and financial performance. Exciting, as we had exploration success at both Casa Berardi and Joanna, and also in optioning six new properties, increasing our property portfolio to ten. Aurizon exited the year with strong fundamentals firmly in place. With our strong production base and increased exploration on various fronts, we are well positioned to benefit from strong long-term gold prices, and to continue to build value for our shareholders.”

FINANCIAL RESULTS

Financial review of the fourth quarter 2010

Net earnings of $6.2 million, or $0.04 per share, were achieved in the fourth quarter of 2010, compared to net earnings of $9.9 million, or $0.06 per share in the same period of 2009.  The comparative fourth quarter results in 2009 were positively impacted by the recognition of $4.5 million of non-refundable tax credits.  Fourth quarter 2010 results were impacted by a significant increase in exploration activities resulting in $5.4 million being charged to earnings compared to $1.1 million in 2009.  In addition, non-cash stock based compensation charges totalling $3.2 million impacted results compared to $0.8 million of charges in 2009.

Operating profit margins increased dramatically in the fourth quarter of 2010 to US$845 per ounce from US$487 per ounce in the same period of 2009 as the Company benefited from the combination of higher realized gold prices and the elimination of gold delivery into call options at below market prices. Fourth quarter 2010 total cash costs dropped to US$531 per ounce from the third quarter costs of US$604 per ounce as a result of improved ore grades.  Daily ore throughput of 2,084 tonnes per day was achieved in the fourth quarter of 2010, allowing unit operating costs on a Canadian dollar basis to drop to $106 per tonne compared to $108 per tonne for the full year.

Adjusted net earnings for the fourth quarter were $6.3 million, or $0.04 per share compared to adjusted net earnings of $13.8 million, or $0.09 cents per share, in the same quarter of 2009.  In the fourth quarter of 2009, earnings were negatively impacted by non-cash derivative losses of $3.9 million on an after tax basis.

Cash flow from operating activities in the fourth quarter of 2010 increased 45% to $17.4 million, compared to $12.0 million in 2009. The Company’s aggregate operating, investing and financing activities during the fourth quarter of 2010 resulted in net cash inflows of $8.4 million.

Financial review of the year ended December 31, 2010

Net earnings in 2010 totalled $16.1 million, or $0.10 per share, compared to net earnings of $36.7 million, or $0.23 per share in 2009.  Results were impacted by a significant increase in exploration activities at Aurizon’s newly optioned properties, together with continued exploration and feasibility work at Joanna, resulting in $15.6 million being charged to earnings compared to $3.8 million in 2009.  In addition, non-cash stock based compensation charges totalling $8.0 million impacted results compared to $2.9 million of charges in 2009.  Operating profit margins increased in 2010 as higher realized gold prices mitigated higher cash operating costs resulting from the anticipated sequencing of lower than average ore grades and general inflationary pressures.

After removing the positive impact of non-cash derivative gains of $6.0 million on an after tax basis, adjusted net earnings were $10.1 million or $0.06 per share in 2010, compared to adjusted net earnings of $32.9 million, or $0.21 per share in 2009.

Cash flows from operating activities in 2010 totalled $50.2 million compared to cash flows of $71.8 million in 2009.  Cash flow was adversely impacted by lower earnings and increases in non-cash working capital items.  An 18% increase in operating profit margins to US$604 per ounce from US$514 per ounce in 2009 was partially offset by a 12% decrease in ounces of gold sold in 2010 compared to the prior year.

(1) See “Non-GAAP measures” on pages 4 and 5.

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

Revenues from Casa Berardi operations rose to $178.7 million in 2010 from the sale of 139,950 ounces of gold, compared to $175.6 million from the sale of 159,275 ounces of gold in 2009.  Net of realized derivative losses, revenues were $165.1 million compared to $165.8 million in 2009 as lower gold sales and a stronger Canadian dollar were almost offset by 25% higher realized U.S. dollar gold prices.  After adjusting for the impact of net derivative losses, the average realized gold price was US$1,145 per ounce and the average Cad/US exchange rate was 1.03, compared to realized prices of US$915 per ounce and an exchange rate of 1.14 in 2009.  The gold average London afternoon fixing in 2010 was US$1,225 per ounce.

As at December 31, 2010, the Company has no remaining gold hedges.  However, in 2006, as a condition of establishing a $75 million debt facility for the development of Casa Berardi, the Company was required to establish gold derivative contracts.  As a result, during 2010, 65,814 ounces of gold, representing 47% of gold sales, were delivered against gold call options at an average price of US$908 per ounce, 26% lower than the average London fixing.  Partially offsetting this opportunity cost, the Company exercised 16,614 ounces of gold call options at US$863 per ounce that were purchased in 2009 and then sold the gold at an average price of US$1,178 per ounce.

Balance Sheet

As at December 31, 2010, cash and cash equivalents increased to $139.3 million, compared to $113.1 million in 2009.  At the end of 2010, Aurizon had working capital of $149.2 million compared to $101.7 million at the end of 2009.  The increase in cash and working capital was primarily attributable to cash flows generated from Casa Berardi’s mining operations.

Aurizon continued to have no debt as at December 31, 2010.

As at the date of this report, Aurizon had 162,256,702 common shares issued and outstanding.  In addition, 9.6 million incentive stock options are outstanding that are exercisable into common shares at an average price of $5.05 per share.

Operating review of the year

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2010	2009	2008	2007
Operating results
Tonnes milled	178,648	182,487	169,913	191,697	722,745	688,676	654,397	545,258
Grade – grams/tonne	6.79	7.20	6.15	6.86	6.75	7.77	8.16	9.78
Mill recoveries - %	90.2%	91.2%	89.1%	88.6%	89.8%	92.6%	92.5%	93.0%
Gold Production – ozs	35,188	38,527	29,905	37,496	141,116	159,261	158,830	159,469
Gold sold – ozs	34,423	39,964	30,755	34,808	139,950	159,275	159,404	160,600
Per ounce data – US$
Average realized gold price[1]	$1,010	$1,082	$1,119	$1,376	$1,145	$915	$847	$696
Total cash costs [2]	$538	$504	$604	$531	$541	$401	$399	$331
Amortization [3]	$228	$240	$254	$263	$245	$201	$209	$172
Total production costs [4]	$766	$744	$858	$794	$786	$602	$608	$503

Table footnotes: (See “NON-GAAP MEASURES”)

1

Realized gold prices net of derivative gains or losses divided by ounces sold.

2

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

3

Depreciation, amortization and accretion expenses.

4

Total cash costs plus depreciation, amortization and accretion expenses.

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

Casa Berardi performed in line with expectations in 2010 despite a revised mine plan resulting from challenging ground conditions in a localized area of Zone 113 and reduced availability of underground mining equipment.  Gold production was approximately 6% lower than plan and unit operating costs were 4% higher than plan. Gold production for the year totalled 141,116 ounces, 11% lower than the 159,261 ounces produced in 2009 as a result of the anticipated sequencing of lower grade ore in 2010.  The average ore grade of 6.75 grams per tonne achieved in 2010 matched expectations.  Increased daily ore throughput of 1,980 tonnes per day in 2010 compared to 1,887 tonnes per day in 2009 was offset by lower ore grades and mill recoveries, resulting in the decrease in gold production in 2010.

Total cash costs(1) in 2010 were US$541 per ounce, 10% higher than plan and compared to the US$401 per ounce costs in 2009, as lower ore grades, lower mill recoveries, and a strong Canadian dollar impacted costs.  Unit operating costs(1) in 2010 were stable on a Canadian dollar basis at $108 per tonne, matching the prior year’s costs as higher ore throughput offset higher mining costs resulting from additional ground support and lower productivity from mining equipment.  Operating profit margins increased by 18% to US$604 per ounce from US$514 per ounce in 2009, due to higher realized gold prices.

NON-GAAP MEASURES

a) Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as detailed in the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	Q4 2010	Q4 2009	2010	2009
(in thousands of Canadian dollars, except per share amounts)
Net earnings as reported	$6,205	$9,862	$16,133	$36,706
Add (deduct) the after-tax effect of:
Derivative (gain) loss	73	3,937	(6,036)	(3,830)
Adjusted net earnings	$6,278	$13,799	$10,097	$32,876
Adjusted net earnings per share (basic and diluted)	$0.04	$0.09	$0.06	$0.21

b) Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all gains and losses on gold derivative instruments and silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For 2010, gold derivative losses were $13.0 million and silver sales totalled $0.6 million compared to gold derivative losses of $9.2 million and silver sales totalling $0.5 million in 2009.

(1) See non-GAAP measures on pages 4 and 5.

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

c) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

d) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For 2010, operating costs were increased by inventory adjustments of $0.4 million compared to an operating cost decrease of $1.1 million in 2009 resulting from inventory adjustments.

e) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2010, the average realized gold price was US$1,145 less total cash costs of US$541 for an operating profit margin of US$604, compared to an average realized gold price of US$915 less total cash costs of US$401 for an operating profit margin of US$514 in 2009.

For the fourth quarter ended December 31, 2010, the average realized gold price was US$1,376 less total cash costs of US$531 for an operating profit margin of US$845 compared to an average realized gold price of US$946 less total cash costs of $459 for an operating profit margin of US$487 in 2009.

OUTLOOK

With cash balances of $139 million and no debt as at December 31, 2010, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves at both Casa Berardi and Joanna and to aggressively explore its new portfolio of exploration properties in Quebec.

It is estimated that Casa Berardi will produce between 165,000 to 170,000 ounces of gold in 2011 at an average grade of 8.0 grams of gold per tonne.  Average daily ore throughput is estimated at 1,965 tonnes per day, similar to 2010.  The increase in gold production for 2011 is attributable to the average gold grades returning to the average underground reserve grade of the mine following a year of mine sequencing lower grade ore.  Approximately 44% of production will come from Zone 113, 39% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$495 per ounce in 2011.  Onsite mining, milling and administration costs are expected to average $117 per tonne, up 8% from the 2010 costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011, of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well exploring for extensions of these structures.

Feasibility study work on the Hosco open pit deposit will continue in 2011 with completion of the study anticipated by during the third quarter 2011.  Results from the step out drill program, performed in 2010, in the area of the Hosco pit will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.

The evaluation and optimization of alternate metallurgical processes to treat the Hosco ore will continue through the first quarter of 2011.  A detailed evaluation of the use of an autoclave is being conducted while continuing to optimize the Albion technology to improve recoveries and reduce reagents consumption.  Concurrently, detailed engineering, pit optimization, and environmental impact studies are underway.  The Company has budgeted $5.4 million for these activities in 2011 and expects the majority of these costs to be expensed.

In addition, an initial $3.7 million exploration program, comprising 26,000 metres of surface drilling, will concentrate  on the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit.  The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs will be active during the first five months of 2011.

Aggressive exploration programs are also planned at the Company’s other Quebec properties totalling $21.2 million (before tax credits) during 2011.

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies, and the payment of dividends in the future.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For more information, please contact:

AURIZON MINES LTD

Please Note New Address:
Suite 1120, Cathedral Place, 925 W. Georgia Street, Vancouver, BC V6C 3L2

David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Fax: 604-687-3932 Email: info@aurizon.com Website: www.aurizon.com
Or

Renmark Financial Communications Inc.

1050 – 3400 De Maisonneuve Blvd West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Guy Hurd: ghurd@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

Aurizon Mines Ltd.

Balance Sheets (Unaudited)
As at December 31,

(expressed in thousands of Canadian Dollars)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$ 139,341	$ 113,098
Marketable securities	1,129	-
Accounts receivable and prepaid expenses	7,258	4,825
Tax credits	12,398	2,587
Derivative instrument assets	-	5,274
Inventories	12,085	11,897
	172,211	137,681
Non-current assets
Other assets	8,100	14,551
Property, plant and equipment	40,841	53,691
Mineral properties	119,534	117,370
TOTAL ASSETS	$ 340,686	$ 323,293
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 18,904	$ 16,451
Derivative instrument liabilities	-	13,885
Current portion of long-term obligations	756	652
Current provincial resource taxes payable	-	3,752
Current portion of future income and resource tax liabilities	3,389	1,275
	23,049	36,015
Non-current liabilities
Long-term obligations	-	705
Asset retirement obligations	11,532	21,816
Future income and resource tax liabilities	34,488	29,120
TOTAL LIABILITIES	69,069	87,656
SHAREHOLDERS’ EQUITY
Share capital
Common shares issued – 162,256,702 (2009 – 159,008,607)	263,169	247,365
Contributed surplus	1,022	979
Stock based compensation	13,799	10,178
Deficit	(6,752)	(22,885)
Accumulated other comprehensive income	379	-
TOTAL SHAREHOLDERS’ EQUITY	271,617	235,637
TOTAL EQUITY AND LIABILITIES	$ 340,686	$ 323,293

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

Aurizon Mines Ltd.

Statements of Earnings (Unaudited)
For the periods,

	Three months ended December 31,		Year ended December 31,
(expressed in thousands of Canadian Dollars, except for share and per share amounts)	2010	2009	2010	2009
Revenue
Mining operations	$ 48,559	$ 41,975	$ 178,743	$ 175,560
Expenses
Operating	18,936	17,740	78,663	73,479
Depreciation, depletion and accretion	9,319	8,574	35,434	36,514
Administrative and general	5,660	3,186	17,177	10,851
Exploration	5,372	1,070	15,643	3,769
Derivative losses (gains)	85	5,084	4,402	(4,946)
Interest on long-term debt	-	(57)	-	485
Foreign exchange loss (gain)	15	25	(1,541)	2,413
Capital taxes (recoveries)	75	169	(343)	837
Non refundable tax credits	-	(4,468)	-	(4,468)
Other income	(426)	(181)	(991)	(786)
	39,036	31,142	148,444	118,148
Earnings for the period before income taxes	9,523	10,833	30,299	57,412
Current income and resource taxes	(1,290)	(1,235)	(6,684)	(7,753)
Future income and resource taxes	(2,028)	264	(7,482)	(12,953)
Net earnings for the period	$ 6,205	$ 9,862	$ 16,133	$ 36,706
Weighted average number of common shares outstanding (thousands) - Basic	161,827	158,990	160,250	156,266
Earnings per share - Basic	0.04	0.06	0.10	0.23
Weighted average number of common shares outstanding (thousands) - Diluted	164,804	161,134	162,149	158,230
Earnings per share - Diluted	0.04	0.06	0.10	0.23

Statements of Comprehensive Income (Unaudited)

For the years ended December 31,

Three months ended December 31,		Year ended December 31,
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

Net earnings for the period	$ 6,205	$ 9,862	$ 16,133	$ 36,706
Other comprehensive income Unrealized gains on available-for-sale marketable securities	(54)	-	379	-
COMPREHENSIVE INCOME FOR THE PERIOD	$ 6,151	$ 9,862	$ 16,512	$ 36,706

Aurizon Mines Ltd.

News Release – March 16, 2011
Aurizon Reports 2010 Financial Results

Aurizon Mines Ltd.

Statements of Cash Flow (Unaudited)
For the periods ended December 31,

	Three months ended December 31,		Year ended December 31,
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

OPERATING ACTIVITIES
Net earnings (loss) for the period	$ 6,205	$ 9,862	$ 16,133	$ 36,706
Adjustment for non-cash items:
Depreciation, depletion and accretion	9,319	8,575	35,434	36,514
Stock based compensation	3,210	784	7,981	2,865
Derivative (gains) losses	104	(481)	(8,611)	(14,139)
Future income tax expense (recovery)	2,028	(264)	7,482	12,953
Other	(61)	(60)	51	(25)
	20,805	13,386	58,470	69,372
Decrease (increase) in non-cash working capital items	(3,427)	(1,404)	(8,313)	2,450
Net cash provided by operating activities	17,378	11,982	50,157	71,822
INVESTING ACTIVITIES
Mineral properties	(4,591)	(7,322)	(21,854)	(26,811)
Property, plant and equipment	(5,942)	(1,949)	(10,780)	(11,422)
Other investing activities	(2)	2,492	(502)	5,790
Net cash used in investing activities	(10,535)	(7,000)	(33,136)	(14,059)
FINANCING ACTIVITIES
Issuance of shares, net	1,569	220	9,887	50,925
Long-term obligations	(4)	(109)	(665)	(29,927)
Net cash provided by financing activities	1,565	111	9,222	20,998
INCREASE IN CASH AND CASH EQUIVALENTS	8,408	5,093	26,243	78,761
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	130,933	108,005	113,098	34,337
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 139,341	$ 113,098	$ 139,341	$ 113,098